802 Old Dixie Hwy, #2,  West Palm Beach, FL  33407    877-564-4796

December 3, 2011

H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N. E. Washington, D.C. 20549-8561

Re:           Healthway Shopping Network, Inc. (the “Company”)
           Amendment No.11 to Registration Statement on Form S-1
Filed November 2, 2011
File No. 333-166983

Dear Mr. Owings:

We are in receipt of your correspondence dated November 23, 2011, with respect to the above-referenced filing.  For your review, we have filed a copy of an amended registration statement (the “Registration Statement”) that has been marked to indicate where appropriate changes have been made.

General

1. We note that you are now also registering the resale of 6,000,000 shares held by your Chief Executive Officer and President. Because of the size of the transaction being  registered compared to the outstanding shares held by non-affiliates, the nature of the offering and the selling shareholders, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C and instead represents a primary offering which must be made at a fixed price because you do not qualify to conduct a primary offering “at the market” for purposes of Rule 415(a)(4).  Therefore, please identify the selling shareholders as underwriters, and revise the cover page and the terms of the offering and plan of distribution sections to state that the affiliates will offer their shares of common stock for a fixed price for the duration of the offering.

Changes have been made as follows to the Registration Statement:

Throughout the Registration Statement we have identified the affiliated selling shareholders as “Underwriters.”

Cover Page changes:

(2) –This includes 6,000,000 shares of common stock to be sold by affiliated underwriters.  Such underwriters will sell their stock at a fixed price of $2.00 per share for the duration of the offering.

Terms of the Offering changes include:

Securities Being Offered
Up to 7,500,000 Shares of common stock owned by the Company and 6,000,000 Shares owned by affiliated selling shareholders acting as the Underwriters. The Shares being sold by the Underwriters are of the same class as the Shares being sold by the Company and have the same rights and privileges.

Initial Offering Price:
We will sell our shares at $2.00 per share until our Shares are quoted on the OTC Markets, and thereafter at prevailing market prices or privately negotiated prices.  This price was determined arbitrarily by us.  The Underwriters will sell their Shares at $2.00 per Share for the duration of the offering.

Terms of the Offering:
We will determine when and how our officers will sell the common stock offered in this prospectus,   No consumption will be paid to officers and directors in connection with the sale of the Shares by the Company.  The Underwriters will offer their shares of stock at a fixed price of $2.00 per share.

Plan of Distribution  page 19

An additional 6,000,000 shares are being sold by the affiliated Underwriters.

Plan of Distribution (cont) Page 15

The Underwriters and any broker-dealers or agents that participate with the Underwriters in the sale of the shares of common stock shall be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales.

Sales Projections Forecast, page 5

2. We note in your response to comment 4 in our letter dated October 5, 2011 that you revised the annual revenue projection in year 1 from $64,320,338 to $1,576,769;
however, you have not provided any analysis explaining the reasonable basis for such an assessment. Please delete this section and the projections of product sales or provide a detailed analysis. See Item 10(b) of Regulation S-K.

This section has been deleted as requested.

The Terms of the Offering, page 8

3. Please include a description of the resale shares in this section.

HWSN has made the following change to the Terms of the Offering:

The Terms of  the Offering

Securities Being Offered
Up to 7,500,000 Shares of common stock owned by the Company and 6,000,000 Shares owned by affiliated selling shareholders acting as the Underwriters.  The Shares being sold by the Underwriters are of the same class as the Shares being sold by the Company and have the same rights and privileges.

Dilution of the Price You Pay for Your Shares, page 15

4. We are still unable to recalculate the dilution attributable to new shareholders as indicated in this table. Please review your calculation for accuracy. Please also supplementally show us how you computed pro forma net tangible book value per share after the offering. Please revise and advise.

The calculation has been recalculated.  The calculated results have been inserted as follows:
The following table illustrates the pro forma per share dilution described above assuming 7,500,000 Shares are sold:

7,500,000
Shares Sold

Offering Price per share	$2.00

Net tangible book value per share before the Offering	$(0.00034)

Pro forma net tangible book value per share after the Offering	$(0.00033)

Dilution per share to new investors	$1.92

Results were calculated as follows:
The tangible book value per share is calculated as follows:

Tangible book value per share = Total Tangible Assets / Total Number of Shares Outstanding

The total losses to date are:  ( $65,499)
Outstanding shares before the offering are:  190,100,000
Outstanding shares after the offering are:  197,600,000
Net tangible book value per share before the Offering is  -65499/190100000 = -0.00034 per share
Pro forma net tangible book value per share after the offering -65499/197600000 = -0.00033 per share

The dilution per share is $1.92

Calculated as follows:

190,100,000 (shares pre-offering)
7,500,000 (shares being offered - at $2.00/share)
197,600,000 (total shares AFTER offering)

Share price - $2.00 (see above)

Percentage of NEW shares to TOTAL shares .003796 or 3.796%
(7,500,000/197,600,000)

Dilution calculated as follows:

$2.00 x 3.796% = approx. $0.08 so the dilution is $1.92 ($2.00 - $0.08 = $1.92)

Selling Security Holders, page 30

5. For each selling stockholder, please briefly describe the transaction in which they acquired the shares that they are offering for resale.

HWSN has made the following change to this section:
The Shares owned by Cleveland Gary were purchased from the Company by check on January 22, 2008 for $0.000001/share.  Gary has worked for the company without compensation since the inception of the company.
.
The Shares owned by Carolyn Shiver were purchased from the Company by check on January 27, 2008 for $0.000001/share.  Shiver has worked for the company without compensation since the inception of the company.

6. Please move the language regarding the shares to be distributed by the selling shareholders under the plan of distribution section on page 16.

HWSN has moved the following section to the plan of distribution on age 16 as follows:

Underwriters plan of distribution

The shares may be sold or distributed from time to time by the selling shareholders, acting as underwriters, directly to one or more purchasers or through brokers or dealers who act solely as agents, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods: (a) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (b) privately negotiated transactions; (c) market sales (both long and short to the extent permitted under the federal securities laws); (d) at the market to or through market makers or into an existing market for the shares; (e) through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); and (f) a combination of any of the aforementioned methods of sale.

In the event of the transfer by any of the Underwriters of their common shares to any pledgee, donee or other transferee, we will amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective amendment in order to have the pledgee, donee or other transferee in place of the Underwriter who transferred his or her shares.

In effecting sales, brokers and dealers engaged by the Underwriters may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from a selling shareholder or, if any of the broker-dealers act as an agent for the purchaser of such shares, from a purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with a selling shareholder to sell a specified number of the shares of common stock at a stipulated price per share. Such an agreement may also require the broker-dealer to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling shareholder if such broker-dealer is unable to sell the shares on behalf of the selling shareholder. Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above.

Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares commissions as described above. The Underwriters and any broker-dealers or agents that participate with the Underwriters in the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

From time to time, any of the Underwriters may pledge shares of common stock pursuant to the margin provisions of customer agreements with brokers. Upon a default by an Underwriter, their broker may offer and sell the pledged shares of common stock from time to time. Upon a sale of the shares of common stock, the Underwriters intend to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act which may be required in the event any of the Underwriters default under any customer agreement with brokers.

To the extent required under the Securities Act, a post-effective amendment to this registration statement will be filed disclosing the name of any broker-dealers, the number of shares of common stock involved, the price at which the common stock is to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction.

We and the Underwriters will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as a selling shareholder is a distribution participant and we, under certain circumstances, may be a distribution participant, under Regulation M. All of the foregoing may affect the marketability of the common stock.

All expenses of the registration statement including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of common stock will be borne by the Underwriters, the purchasers participating in such transaction, or both.

Report of Independent Registered Public Accounting Firm, page 37

7. Please note that to the extent the independent auditor’s report makes reference to other independent auditors such reports should be presented along with such auditor’s consent.  In this regard, we note you have had three different auditors over the past three audit periods. Please revise or advise.

All three auditor’s reports have been included pursuant to your request.

Financial Statements, page 38

8. You indicate the judgment against you was satisfied on July 7, 2011. Please tell us in detail how such judgment was satisfied including any terms of settlement. Please note that the details of any settlement should be disclosed in the notes to your financial statements.

The judgment was paid in full by one of the company’s shareholders, Cleveland Gary.  There was no change to the financials for Healthway Shopping Network.

Upon discussion with the accountant, this matter has nothing to do with the financials of the company and does not need to be disclosed in the financials.

9. Please note your financial statements should be updated to September 30, 2011.

Updated financials are included in the Registration Statement.

Exhibit 23.4

10. Please delete the assumption in the fourth paragraph that the board resolutions are and will be in full force and effect at all times, as too broad.

Such assumption has been deleted from the legal opinion

11. Please revise the penultimate paragraph to reflect that the 7,500,000 shares being offered by the company when sold, will be legally issued, etc. Counsel must also opine that the 6,000,000 shares being offered for resale by the selling shareholders “are” legally issued, etc. For guidance refer to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), Section II(B)(2)(h), which is available on our website.

The legal opinion has been edited as requested.

12. Please file the legal opinion as Exhibit 5.1 instead of Exhibit 23.4.

The legal opinion has been filed as Exhibit 5.1 to the Registration Statement.

Sincerely

/s/Cleveland Gary

Cleveland Gary
CEO